Exhibit 99.1

Procaps Announces Formation of Strategic Committee to Explore Value Creation Alternatives

MIAMI, USA – BARRANQUILLA, COL – March 04, 2024 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that it is conducting a process to explore strategic alternatives to maximize shareholder value. As part of this process, the Company plans to consider a wide range of options, all to accelerate growth and optimize shareholder value.

As previously communicated, Jose Vieira, Procaps newly appointed CEO, will continue to develop a detailed strategic plan, working closely with Ruben Minski, Executive Chairman, and the Company´s Board of Directors. Ruben Minski noted: “We are thrilled with Jose Vieira´s progress in developing strategies to set Procaps up for a prosperous future, and we look forward to sharing with you our organic strategic plans. Simultaneously, as part of our commitment to our shareholders, we wanted to ensure that all available options for accelerating Procaps´ growth are thoroughly explored, maximizing value for our shareholders.

The Company has retained BTG Pactual, a leading Latin American Investment Bank, to explore these alternatives over the next few quarters and it has also formed a 2-person Strategic Committee, led by Jose Minski and Alejandro Weinstein, both meaningful shareholders of Procaps, with a long track record of creating value together across multiple platforms via M&A. This committee was formed in order to create total alignment and common objectives between majority and minority shareholders and will have full authority to make recommendations to the Board of Directors for their approval.

Jose Minski stated: “We fully support Jose Vieira as he transitions into the leadership role from Ruben, and aim to help him succeed. Alejandro and I will work closely together with Mr. Vieira and the Company´s Board of Directors to help determine the best strategy that optimizes the outcome for our fellow shareholders. We remain excited about the Company´s future growth prospects and the value proposition that Procaps can deliver to its customers.”

Mr. Weinstein commented: “Procaps is a unique organization that provides innovative and differentiated products and solutions for the healthcare and pharmaceutical community. I am now fully aligned with Procaps´ Board that the best way to maximize value for shareholders is to comprehensively review the Company´s strategic alternatives, including avenues to accelerate growth through opportunistic M&A activities. We will pursue the pathway that maximizes value for all of our shareholders and also ensures successful outcomes for Procaps customers and employees.”

There can be no assurance regarding the results or outcome of this strategic review. Procaps does not intend to comment further on this strategic review process, and it will make further announcements in accordance with its ongoing disclosure obligations and pursuant to applicable laws and regulations.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

This press release includes "forward-looking statements." Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information as well as any results or outcome of the strategic review. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission ("SEC") by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties, including those included under the header "Risk Factors" in Procaps' annual report on Form 20-F filed with the SEC, as well as Procaps' other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.